EXHIBIT 99.1

IIJ Announces First Six Months Financial Results for the Fiscal Year Ending March 31, 2018

TOKYO, Nov. 07, 2017 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE:3774) today announced its first six months consolidated financial results for the fiscal year ending March 31, 2018 (“1H17” from April 1, 2017 to September 30, 2017).1

Highlights of Financial Results for 1H17

Revenues	JPY83.0 billion	(up 12.0% YoY)
Operating Income	JPY2.3 billion	(up 18.9% YoY)
Net Income attributable to IIJ	JPY1.5 billion	(up 34.3% YoY)

Financial Targets for FY2017

Revenues	JPY176.0 billion	(up 11.5% YoY)
Operating Income	JPY6.5 billion	(up 26.6% YoY)
Net Income attributable to IIJ	JPY4.0 billion	(up 26.3% YoY)

Overview of 1H17 Financial Results and Business Outlook

“Overall Japanese enterprises’ IT appetite has been favorable. Our recurring revenue, 84.9% of total 1H17 revenues, increased by 13.6% year over year as we continued to accumulate Internet connectivity, security, WAN, and Cloud. Operating income growth was achieved as planned with the increase in gross margin amounts along with revenue accumulation absorbing the increase in operating cost,” said Eijiro Katsu, COO and President of IIJ.

“As for enterprise network services, IIJ Omnibus services, cloud-like network services incorporating SDN/NFV2 technologies, were accumulated as we’ve seen demands to replace traditional enterprise WAN and to connect multiple Cloud services. Needs for Security services continue to be strong. With the enforcement of the Basic Law for Cyber Security and the implementation of the Social Security and Tax Number System, so-called “my number,” regulatory agencies such as the FSA3 and the METI4 have announced guidelines to be taken by Japanese enterprises against cyber threats. As an ISP with over twenty years of reliable network operation, we’re well positioned to collect Big Data of Internet traffic information and apply them in our Security services to further enhance them continuously.”

“Regarding Mobile, we continue to be profitable and carry business developments strategically. Our 1H17 enterprise Mobile revenue, excluding MVNE transactions, increased by 15.4% YoY. By leveraging our blue-chip customer base and soon-to-be-realized full-MVNO functions, we aim to maximize our mobile infrastructure utilization, which is currently largely dependent on consumer traffic pattern (traffic concentrated the most during commuting time and lunch time and vast vacant hours during the day).”

“The ways Japanese enterprises use IT have been evolving continuously as seen in the concepts like Cloud, Big Data, IoT to name a few. New concepts shall continue to emerge and we strive to to be the core platform provider to realize them. Strong demands for Security services, expanding market for Mobile, and attractive concept of IoT are all tailwild for our business growth as we already have elements to meet these demands,” said Koichi Suzuki, Founder, CEO, and Chairman of IIJ.

____________________________________
1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP, unaudited and consolidated.
2 SDN (Software Defined Networking) refers to technology in which the entire network is centrally controlled by software in order to dynamically configure the network while NFV (Network Functions Virtualization) refers to technology that virtualizes functions previously implemented using dedicated devices and, instead, implements them as software on standard high-volume servers.
3 FSA stands for the Financial Services Agency of Japan.
4 METI stands for the Ministry of Economy, Trade and Industry of Japan.

1H17 Financial Results Summary

Operating Results Summary
	1H16	1H17	YoY Change
	JPY millions	JPY millions	%
Total revenues	74,123	82,988	12.0
Network services	44,836	52,285	16.6
Systems integration (SI)	25,768	26,999	4.8
Equipment sales	1,467	1,660	13.2
ATM operation business	2,052	2,044	(0.4)
Total costs	62,275	69,962	12.3
Network services	36,715	43,036	17.2
Systems integration (SI)	22,993	24,221	5.3
Equipment sales	1,343	1,505	12.1
ATM operation business	1,224	1,200	(1.9)
Total gross margin	11,848	13,026	9.9
Network services	8,120	9,249	13.9
Systems integration (SI)	2,775	2,778	0.1
Equipment sales	124	155	25.3
ATM operation business	829	844	1.8
SG&A expenses and R&D	9,900	10,710	8.2
Operating income	1,948	2,316	18.9
Income before income tax expense	2,105	2,469	17.3
Net income attributable to IIJ	1,108	1,488	34.3

Segment Results Summary
	1H16	1H17
	JPY millions	JPY millions
Total revenues	74,123	82,988
Network services and SI business	72,257	81,121
ATM operation business	2,052	2,044
Elimination	(186)	(177)
Operating income	1,948	2,316
Network service and SI business	1,281	1,640
ATM operation business	734	764
Elimination	(67)	(88)

We have omitted segment analysis because most of our revenues are dominated by network services and systems integration (SI) business.

1H17 Revenues and Income

Revenues

Total revenues were JPY82,988 million, up 12.0% YoY (JPY74,123 million for 1H16).

Network services revenue was JPY52,285 million, up 16.6% YoY (JPY44,836 million for 1H16).

Revenues for Internet connectivity services for enterprise were JPY13,266 million, up 25.4% YoY from JPY10,577 million for 1H16, mainly due to an increase in Mobile-related services revenues along with an expansion of MVNE business clients’ transactions.

Revenues for Internet connectivity services for consumers were JPY12,352 million, up 19.6% YoY from JPY10,328 million for 1H16, mainly due to the revenue growth of “IIJmio Mobile Services,” consumer mobile services which offer inexpensive data communication and voice services with SIM cards.

Revenues for WAN services were JPY14,083 million, up 6.0% YoY compared to JPY13,289 million for 1H16.

Revenues for Outsourcing services were JPY12,584 million, up 18.3% YoY from JPY10,642 million for 1H16, mainly due to an increase in security-related services revenues.

Network Services Revenues Breakdown
	1H16	1H17	YoY Change
	JPY millions	JPY millions	%
Internet connectivity services (Enterprise)	10,577	13,266	25.4
IP service*1	4,873	4,996	2.5
IIJ FiberAccess/F and IIJ DSL/F	1,518	1,510	(0.5)
IIJ Mobile service (Enterprise)	4,072	6,649	63.3
IIJ Mobile MVNO Platform Service	2,573	4,919	91.2
Others	114	111	(3.1)
Internet connectivity services (Consumer)	10,328	12,352	19.6
IIJ	9,226	11,458	24.2
IIJmio Mobile Service	8,035	10,087	25.5
hi-ho	1,102	894	(18.9)
WAN services	13,289	14,083	6.0
Outsourcing services	10,642	12,584	18.3
Total network services	44,836	52,285	16.6

*1. IP service revenues include revenues from the data center connectivity service.

Number of Contracts and Subscription for Connectivity Services*1
	as of September 30, 2016	as of September 30, 2017	YoY Change
Internet connectivity services (Enterprise)	721,691	1,095,677	373,986
IP service (1Gbps-)	410	459	49
IP service (100Mbps-999Mbps)	559	619	60
IP service (-99Mbps)	642	635	(7)
IIJ Data center connectivity service	262	239	(23)
IIJ FiberAccess/F and IIJ DSL/F	72,102	71,365	(737)
IIJ Mobile service (Enterprise)	646,650	1,021,327	374,677
IIJ Mobile MVNO Platform Service	418,098	682,512	264,414
Others	1,066	1,033	(33)
Internet connectivity services (Consumer)	1,346,477	1,419,329	72,852
IIJ	1,207,184	1,290,735	83,551
IIJmio Mobile Service	874,852	972,284	97,432
hi-ho	139,293	128,594	(10,699)
Total contracted bandwidth*2	2,371.8Gbps	2,932.5Gbps	560.7Gbps

*1. Numbers in the table above show number of contracts except for “IIJ Mobile service (Enterprise),” “IIJ” and “hi-ho” which show number of subscriptions.
*2. Regarding IP service, data center connectivity service and IIJ FiberAccess/F and IIJ DSL/F of Internet connectivity services (Enterprise), total contracted bandwidths are calculated by multiplying number of contracts by contracted bandwidths respectively.

SI revenues were JPY26,999 million, up 4.8% YoY (JPY25,768 million for 1H16).

Systems construction revenue, a one-time revenue, was JPY8,808 million, up 2.6% YoY (JPY8,583 million for 1H16). Systems operation and maintenance revenue, a recurring revenue, was JPY18,191 million, up 5.9% YoY (JPY17,185 million for 1H16), mainly due to continued accumulation of the orders and an increase in private cloud services’ revenues.

Orders received for SI and equipment sales totaled JPY32,246 million, down 6.6% YoY (JPY34,516 million for 1H16); orders received for systems construction and equipment sales were JPY13,543 million, up 1.7% YoY (JPY13,321 million for 1H16) and orders received for systems operation and maintenance were JPY18,703 million, down 11.8% YoY (JPY21,194 million for 1H16).

Order backlog for SI and equipment sales as of September 30, 2017 amounted to JPY45,088 million, up 10.2% YoY (JPY40,926 million as of September 30, 2016); order backlog for systems construction and equipment sales was JPY10,254 million, up 9.7% YoY (JPY9,349 million as of September 30, 2016) and order backlog for systems operation and maintenance was JPY34,834 million, up 10.3% YoY (JPY31,577 million as of September 30, 2016).

Equipment sales revenues were JPY1,660 million, up 13.2% YoY (JPY1,467 million for 1H16) mainly due to an increase in selling mobile devices.

ATM operation business revenues were JPY2,044 million, down 0.4% YoY (JPY2,052 million for 1H16). As of September 30, 2017, 1,093 ATMs have been placed.

Cost and expense

Total cost of revenues was JPY69,962 million, up 12.3% YoY (JPY62,275 million for 1H16).

Cost of network services revenue was JPY43,036 million, up 17.2% YoY (JPY36,715 million for 1H16). There were an increase in outsourcing-related costs with our mobile infrastructure enhancement along with our mobile-related revenue increase and an increase in network operation-related costs. Gross margin was JPY9,249 million, up 13.9% YoY (JPY8,120 million for 1H16) and gross margin ratio was 17.7% compared to 18.1% in 1H16.

Cost of SI revenues was JPY24,221 million, up 5.3% YoY (JPY22,993 million for 1H16). The increase was mainly due to increases in outsourcing-related and personnel-related costs. Gross margin was JPY2,778 million, up 0.1% YoY (JPY2,775 million for 1H16) and gross margin ratio was 10.3% compared to 10.8% in 1H16.

Cost of equipment sales revenues was JPY1,505 million, up 12.1% YoY (JPY1,343 million for 1H16). Gross margin was JPY155 million (JPY124 million for 1H16) and gross margin ratio was 9.3% compared to 8.4% in 1H16.

Cost of ATM operation business revenues was JPY1,200 million, down 1.9% YoY (JPY1,224 million for 1H16). Gross margin was JPY844 million (JPY829 million for 1H16) and gross margin ratio was 41.3% compared to 40.4% in 1H16.

SG&A and R&D expenses

SG&A and R&D expenses in total were JPY10,710 million, up 8.2% YoY (JPY9,900 million for 1H16).

Sales and marketing expenses were JPY6,327 million, up 12.3% YoY (JPY5,636 million for 1H16) mainly due to increases in sales commission expenses, advertising expenses, and personnel-related expenses.

General and administrative expenses were JPY4,132 million, up 2.8% YoY (JPY4,020 million for 1H16) mainly due to increases in personnel-related expenses.

Research and development expenses were JPY251 million, up 2.7% YoY (JPY244 million for 1H16).

Operating income

Operating income was JPY2,316 million, up 18.9% YoY (JPY1,948 million for 1H16).

Other income (expenses)

Other income (expenses) was an income of JPY153 million (an income of JPY157 million for 1H16), mainly because of dividend income of JPY197 million (JPY91 million for 1H16), distribution from fund investment of JPY122 million (included in other-net of JPY106 million, JPY120 million for 1H16), and interest expense of JPY184 million (JPY142 million for 1H16).

Income before income tax expenses

Income before income tax expenses was JPY2,469 million, up 17.3% YoY (JPY2,105 million for 1H16).

Net income

Income tax expense was JPY970 million (JPY954 million for 1H16).

Equity in net income of equity method investees was JPY78 million (JPY42 million for 1H16) mainly due to net income of Internet Multifeed Co.

As a result of the above, net income was JPY1,577 million, up 32.1% YoY (JPY1,193 million for 1H16).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY89 million (JPY85 million for 1H16) mainly related to net income of Trust Networks Inc.

Net income attributable to IIJ was JPY1,488 million, up 34.3% YoY (JPY1,108 million for 1H16).

1H17 Balance Sheets

Balance sheets

As of September 30, 2017, the balance of total assets was JPY140,488 million, increased by JPY4,059 million from the balance as of March 31, 2017 of JPY137,395 million.

As of September 30, 2017, the balance of current assets was JPY62,219 million, decreased by JPY1,503 million from the balance as of March 31, 2017 of JPY63,722 million. The major breakdown of current assets was a decrease in cash and cash equivalents by JPY2,088 million to JPY19,871 million, a decrease in accounts receivable by JPY1,151 million to JPY26,233 million and an increase in inventories by JPY1,364 million to JPY4,162 million. As of September 30, 2017, the balance of noncurrent assets was JPY78,269 million, increased by JPY4,596 million from the balance as of March 31, 2017 of JPY73,673 million. The major breakdown of noncurrent assets was an increase in property and equipment by JPY2,418 million to JPY42,193 million and an increase in other investments by JPY1,764 million to JPY9,689 million mainly due to an increase in the fair value of available-for-sale securities. Other investments as of September 30, 2017, consisted of JPY7,498 million in available-for-sale securities, JPY1,124 million in nonmarketable equity securities and JPY1,067 million in investments in funds, including some through a trust. As of September 30, 2017, the balance of non-amortized intangible assets was JPY6,220 million and the major breakdown of non-amortized intangible assets was JPY6,170 million in goodwill. The balance of amortized intangible assets, which was customer relationships, was JPY2,853 million, decreased by JPY183 million from the balance as of March 31, 2017 of JPY3,036 million.

As of September 30, 2017, the balance of current liabilities was JPY40,831 million, increased by JPY848 million from the balance as of March 31, 2017 of JPY39,983 million. The major breakdown of current liabilities was an increase in capital lease obligations-current portion by JPY584 million to JPY5,403 million and a decrease in accounts payable (trade and other) by JPY170 million to JPY16,792 million. As of September 30, 2017, the balance of noncurrent liabilities was JPY30,255 million, increased by JPY223 million from the balance as of March 31, 2017 of JPY30,032 million. The major breakdown of noncurrent liabilities was an increase in capital lease obligations-noncurrent by JPY1,043 million to JPY11,427 million.

As of September 30, 2017, the balance of total IIJ shareholders’ equity was JPY68,777 million, increased by JPY2,035 million and IIJ shareholders’ equity ratio (total IIJ shareholders’ equity divided by total assets) as of September 30, 2017 was 49.0%.

1H17 Cash Flows

Cash flows

Cash and cash equivalents as of September 30, 2017 were JPY19,871 million (JPY19,668 million as of September 30, 2016).

Net cash provided by operating activities for 1H17 was JPY6,102 million (net cash provided by operating activities of JPY4,073 million for 1H16.) There were net income of JPY1,577 million, depreciation and amortization of JPY6,022 million and net cash out flow of JPY1,512 million (JPY2,747 million for 1H16) from changes in operating assets and liabilities. As for changes in operating assets and liabilities, there were a decrease in accounts receivable mainly due to receipts of accounts receivable, an increase in inventories, and an increase in prepaid expenses mainly due to payments in relation to upfront payment for maintenance cost for service facilities and software licenses.

Net cash used in investing activities for 1H17 was JPY4,499 million (net cash used in investing activities of JPY3,896 million for 1H16), mainly due to payments for purchase of property and equipment of JPY6,423 million (JPY5,358 million for 1H16) and proceeds from sales of property and equipment, which include sales and leaseback transactions, of JPY2,384 million (JPY1,209 million for 1H16).

Net cash used in financing activities for 1H17 was JPY3,673 million (net cash provided by financing activities of JPY155 million for 1H16), mainly due to principal payments under capital leases of JPY2,764 million (JPY2,314 million for 1H16) and FY2016 year-end dividends payments of JPY608 million (JPY505 million for 1H16).

FY2017 Financial Targets

Due to seasonal factors, our financial results tend to be strong in the second half and strongest in fourth quarter every fiscal year. 1H17 financial results resulted almost as our disclosed target. Our financial targets for the fiscal year ending March 31, 2018 (FY2017) announced on May 15, 2017 remain unchanged.

1H17 Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1H16	1H17
	JPY millions	JPY millions
Adjusted EBITDA	7,232	8,338
Depreciation and Amortization	(5,284)	(6,022)
Operating Income	1,948	2,316
Other Income	157	153
Income Tax Expense	954	970
Equity in Net Income of Equity Method Investees	42	78
Net income	1,193	1,577
Less: Net income attributable to noncontrolling interests	(85)	(89)
Net Income attributable to IIJ	1,108	1,488

CAPEX
	1H16	1H17
	JPY millions	JPY millions
CAPEX, including capital leases	8,372	9,346
Acquisition of Assets by Entering into Capital Leases	3,792	4,407
Purchase of Property and Equipment	4,580	4,939

Presentation

Presentation materials will be posted on our web site (https://www.iij.ad.jp/en/ir/) on November 7, 2017.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, mobile services, security services, cloud computing services, and systems integration. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

For inquiries, contact:

IIJ Investor Relations
Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp URL: https://www.iij.ad.jp/en/ir

Statements made in this press release regarding IIJ’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2017 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ’s actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ’s ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ’s ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ’s largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2017 and September 30, 2017)

	As of March 31, 2017	As of September 30, 2017
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	21,958,591	19,871,031
Accounts receivable, net of allowance for doubtful accounts of JPY 107,684 thousand and JPY 118,818 thousand at March 31, 2017 and September 30, 2017, respectively	27,383,692	26,232,982
Inventories	2,798,054	4,161,605
Prepaid expenses—current	7,610,925	8,754,465
Deferred tax assets—current	1,298,469	-
Other current assets, net of allowance for doubtful accounts of JPY 15,192 thousand at March 31, 2017 and September 30, 2017, respectively	2,672,008	3,198,549
Total current assets	63,721,739	62,218,632
INVESTMENTS IN EQUITY METHOD INVESTEES	3,150,175	3,348,297
OTHER INVESTMENTS	7,924,914	9,688,715
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 50,566,983 thousand and JPY 53,371,055 thousand at March 31, 2017 and September 30, 2017, respectively	39,775,444	42,193,028
GOODWILL	6,169,609	6,169,609
OTHER INTANGIBLE ASSETS—Net	3,087,017	2,903,851
GUARANTEE DEPOSITS	3,060,365	3,344,109
DEFERRED TAX ASSETS—Noncurrent	80,566	278,249
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	2,047,682	1,659,092
Prepaid expenses—Noncurrent	6,607,437	7,165,675
OTHER ASSETS, net of allowance for doubtful accounts of JPY 61,877 thousand and JPY 59,498 thousand at March 31, 2017 and September 30, 2017, respectively	1,770,201	1,518,816
TOTAL	137,395,149	140,488,073

	As of March 31, 2017	As of September 30, 2017
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,250,000	9,250,000
Capital lease obligations—current portion	4,818,723	5,402,826
Accounts payable—trade	14,653,065	14,899,050
Accounts payable—other	2,308,790	1,892,484
Income taxes payable	1,075,745	1,013,528
Accrued expenses	2,755,581	2,981,193
Deferred income—current	3,750,542	4,173,380
Other current liabilities	1,370,661	1,218,373
Total current liabilities	39,983,107	40,830,834
LONG-TERM BORROWINGS	8,500,000	8,500,000
CAPITAL LEASE OBLIGATIONS—Noncurrent	10,384,643	11,427,196
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	3,532,965	3,656,900
DEFERRED TAX LIABILITIES—Noncurrent	963,845	377,108
DEFERRED INCOME—Noncurrent	3,656,612	3,426,385
OTHER NONCURRENT LIABILITIES	2,993,777	2,866,928
Total Liabilities	70,014,949	71,085,351
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 75,520,000 shares; issued and outstanding, 46,711,400 and 46,713,800 shares at March 31, 2017 and September 30, 2017, respectively	25,509,499	25,511,804
Additional paid-in capital	36,117,511	36,147,204
Retained earnings	4,511,945	5,391,597
Accumulated other comprehensive income	2,499,700	3,622,761
Treasury stock—1,650,909 shares held by the company at March 31, 2017 and September 30, 2017, respectively	(1,896,784)	(1,896,784)
Total Internet Initiative Japan Inc. shareholders' equity	66,741,871	68,776,582
NONCONTROLLING INTERESTS	638,329	626,140
Total equity	67,380,200	69,402,722
TOTAL	137,395,149	140,488,073

Internet Initiative Japan Inc.
Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)
(For the six months ended September 30, 2016 and September 30, 2017)

	Six Months Ended	Six Months Ended
	September 30, 2016	September 30, 2017
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	10,576,874	13,265,963
Internet connectivity services (consumer)	10,328,320	12,351,654
WAN services	13,288,712	14,083,378
Outsourcing services	10,641,860	12,584,446
Total	44,835,766	52,285,441
Systems integration:
Systems construction	8,583,419	8,807,948
Systems operation and maintenance	17,184,907	18,191,065
Total	25,768,326	26,999,013
Equipment sales	1,466,658	1,659,919
ATM operation business	2,052,520	2,043,912
Total revenues	74,123,270	82,988,285
COSTS AND EXPENSES:
Cost of network services	36,715,290	43,036,356
Cost of systems integration	22,992,923	24,221,215
Cost of equipment sales	1,343,117	1,505,161
Cost of ATM operation business	1,223,494	1,199,748
Total costs	62,274,824	69,962,480
Sales and marketing	5,635,948	6,327,165
General and administrative	4,020,356	4,131,984
Research and development	244,440	251,127
Total costs and expenses	72,175,568	80,672,756
OPERATING INCOME	1,947,702	2,315,529
OTHER INCOME (EXPENSES):
Dividend income	91,407	197,063
Interest income	18,518	15,776
Interest expense	(142,345)	(184,365)
Foreign exchange gain (loss), net	(105,916)	18,708
Net gain on sales of other investments	213,938	-
Impairment of other investments	(30,554)	-
Other —net	112,605	106,088
Other income —net	157,653	153,270
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	2,105,355	2,468,799
INCOME TAX EXPENSE	953,678	969,527
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	41,646	77,339
NET INCOME	1,193,323	1,576,611
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(85,389)	(88,642)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,107,934	1,487,969

	Six Months Ended	Six Months Ended
	September 30, 2016	September 30, 2017
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,952,691	45,062,865
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	46,065,072	45,207,332
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,905,382	90,125,730
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	92,130,144	90,414,664
BASIC NET INCOME PER SHARE (JPY)	24.11	33.02
DILUTED NET INCOME PER SHARE (JPY)	24.05	32.91
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	12.06	16.51
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	12.03	16.46

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Six Months Ended	Six Months Ended
	September 30, 2016	September 30, 2017
	Thousands of JPY	Thousands of JPY
NET INCOME	1,193,323	1,576,611
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	(410,090)	(55,208)
Unrealized holding gain (loss) on securities	450,761	1,176,581
Defined benefit pension plans	7,252	1,688
TOTAL COMPREHENSIVE INCOME	1,241,246	2,699,672
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(85,389)	(88,642)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,155,857	2,611,030

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(For the six months ended September 30, 2016 and September 30, 2017)

	Six Months Ended	Six Months Ended
	September 30, 2016	September 30, 2017
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,193,323	1,576,611
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,283,504	6,021,880
Provision for retirement and pension costs, less payments	122,446	126,779
Provision for allowance for doubtful accounts	5,133	45,236
Gain on sales of property and equipment	(7,704)	(14,504)
Loss on disposal of property and equipment	35,656	37,154
Net gain on sales of other investments	(213,938)	-
Impairment of other investments	30,554	-
Foreign exchange loss (gain), net	83,098	(8,458)
Equity in net loss (income) of equity method investees, less dividends received	9,436	(26,148)
Deferred income tax expense (benefit)	283,182	(135,948)
Others	(5,180)	(8,029)
Changes in operating assets and liabilities:
Decrease in accounts receivable	495,836	1,101,059
Decrease in net investment in sales-type lease — noncurrent	299,172	388,590
Increase in inventories	(712,514)	(1,363,001)
Increase in prepaid expenses	(1,407,533)	(1,147,128)
Increase in other current and noncurrent assets	(1,684,572)	(1,064,686)
Increase in accounts payable	518,161	212,392
Decrease in income taxes payable	(592,886)	(62,145)
Increase (decrease) in accrued expenses	(46,417)	224,914
Increase in deferred income—current	48,007	425,608
Increase (decrease) in deferred income—noncurrent	123,300	(211,511)
Increase (decrease) in other current and noncurrent liabilities	212,789	(16,384)
Net cash provided by operating activities	4,072,853	6,102,281
INVESTING ACTIVITIES:
Purchase of property and equipment	(5,358,105)	(6,423,288)
Proceeds from sales of property and equipment	1,209,468	2,383,761
Purchase of other investments	(287,058)	(57,489)
Investment in an equity method investee	-	(174,808)
Proceeds from sales of other investments	304,542	33,456
Payments of guarantee deposits	(14,403)	(294,033)
Refund of guarantee deposits	77,476	15,276
Payments for refundable insurance policies	(28,181)	(28,181)
Proceeds from subsidies	200,000	48,976
Other	-	(3,000)
Net cash used in investing activities	(3,896,261)	(4,499,330)

	Six Months Ended	Six Months Ended
	September 30, 2016	September 30, 2017
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from short-term borrowings with initial maturities over three months and long-term borrowings	3,000,000	2,500,000
Net decrease in short-term borrowings with initial maturities less than three months	-	(2,500,000)
Principal payments under capital leases	(2,313,763)	(2,764,221)
Repayments of long-term accounts payable	-	(203,272)
Dividends paid	(505,480)	(608,317)
Other	(26,000)	(97,660)
Net cash provided by (used in) financing activities	154,757	(3,673,470)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(232,622)	(17,041)

NET DECREASE IN CASH AND CASH EQUIVALENTS	98,727	(2,087,560)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	19,569,095	21,958,591
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	19,667,822	19,871,031

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	142,045	180,466
Income taxes paid	1,333,495	1,115,207

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	3,792,166	4,407,216
Facilities purchase liabilities	1,254,427	1,892,484

Going Concern Assumption (Unaudited)
Nothing to be reported.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Six Months Ended	Six Months Ended
	September 30, 2016	September 30, 2017
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	72,257,102	81,120,647
Customers	72,070,750	80,944,373
Intersegment	186,352	176,274
ATM operation business	2,052,520	2,043,912
Customers	2,052,520	2,043,912
Intersegment	-	-
Elimination	(186,352)	(176,274)
Consolidated total	74,123,270	82,988,285
Segment profit or loss:
	Six Months Ended	Six Months Ended
	September 30, 2016	September 30, 2017
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	1,280,776	1,640,053
ATM operation business	734,373	763,799
Elimination	(67,447)	(88,323)
Consolidated operating income	1,947,702	2,315,529

Geographic information is not presented due to immateriality of revenue attributable to international operations.

Subsequent Events (Unaudited)
Nothing to be reported.

Second Quarter FY2017 Consolidated Financial Results (3 months)

The following tables are highlight data of 2nd Quarter FY2017 (3 months) consolidated financial results (unaudited, for the three months ended September 30, 2017).

Operating Results Summary
	2Q16	2Q17	YoY % Change
	JPY millions	JPY millions
Total Revenues:	37,944	42,024	10.8
Network Services	22,761	26,600	16.9
Systems Integration (SI)	13,402	13,399	(0.0)
Equipment Sales	737	984	33.5
ATM Operation Business	1,044	1,041	(0.3)
Cost of Revenues:	31,878	35,528	11.5
Network Services	18,685	21,970	17.6
Systems Integration (SI)	11,900	12,058	1.3
Equipment Sales	678	901	32.9
ATM Operation Business	615	599	(2.6)
SG&A Expenses and R&D	4,955	5,305	7.1
Operating Income	1,111	1,191	7.2
Income before Income Tax Expense	1,111	1,306	17.5
Net Income attributable to IIJ	579	782	35.1

Network Service Revenue Breakdown
	2Q16	2Q17	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Enterprise)	5,529	6,742	21.9
IP Service*1	2,472	2,506	1.4
IIJ FiberAccess/F and IIJ DSL/F	757	757	(0.1)
IIJ Mobile Service	2,243	3,424	52.6
IIJ Mobile MVNO Platform Service	1,450	2,560	76.5
Others	57	55	(3.4)
Internet Connectivity Service (Consumer)	5,332	6,197	16.2
IIJ	4,796	5,761	20.1
IIJmio High Speed Mobile Service	4,171	5,074	21.6
hi-ho	536	436	(18.6)
WAN Services	6,559	7,113	8.5
Outsourcing Services	5,341	6,548	22.6
Network Services Revenues	22,761	26,600	16.9

*1 IP service revenues include revenues from the data center connectivity service.

Reconciliation of Non-GAAP Financial Measures (2nd Quarter FY2017 (3 months))

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	2Q16	2Q17
	JPY millions	JPY millions
Adjusted EBITDA	3,782	4,234
Depreciation and Amortization	(2,671)	(3,043)
Operating Income	1,111	1,191
Other Income (Expense)	(0)	115
Income Tax Expense (Benefit)	514	518
Equity in Net Income of Equity Method Investees	25	41
Net income	622	829
Less: Net income attributable to noncontrolling interests	(43)	(47)
Net Income attributable to IIJ	579	782

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	2Q16	2Q17
	JPY millions	JPY millions
CAPEX, including capital leases	3,684	4,006
Acquisition of Assets by Entering into Capital Leases	1,901	2,139
Purchase of Property and Equipment	1,783	1,867

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
(Three Months ended September 30, 2016 and September 30, 2017)

	Three Months Ended	Three Months Ended
	September 30, 2016	September 30, 2017
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	5,529,049	6,742,117
Internet connectivity services (consumer)	5,332,251	6,196,941
WAN services	6,559,111	7,113,474
Outsourcing services	5,340,204	6,547,225
Total	22,760,615	26,599,757
Systems integration:
Systems construction	4,905,052	4,367,954
Systems operation and maintenance	8,496,968	9,031,752
Total	13,402,020	13,399,706
Equipment sales	736,959	983,997
ATM operation business	1,044,425	1,040,920
Total revenues	37,944,019	42,024,380
COST AND EXPENSES:
Cost of network services	18,685,058	21,970,060
Cost of systems integration	11,899,354	12,058,378
Cost of equipment sales	678,132	901,185
Cost of ATM operation business	615,167	599,106
Total costs	31,877,711	35,528,729
Sales and marketing	2,869,451	3,178,455
General and administrative	1,964,677	2,002,202
Research and development	120,797	123,856
Total costs and expenses	36,832,636	40,833,242
OPERATING INCOME	1,111,383	1,191,138
OTHER INCOME (EXPENSE):
Dividend income	28,028	124,791
Interest income	9,395	7,798
Interest expense	(73,188)	(95,433)
Foreign exchange gain (loss), net	(15,416)	13,621
Impairment of other investments	(12,725)	-
Other—net	63,808	64,277
Other income —net	(98)	115,054
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,111,285	1,306,192
INCOME TAX EXPENSE	513,589	518,886
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	24,911	41,480
NET INCOME	622,607	828,786
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(43,932)	(46,861)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	578,675	781,925

	Three Months Ended	Three Months Ended
	September 30, 2016	September 30, 2017
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,952,691	45,062,891
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	46,070,091	45,212,382
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,905,382	90,125,782
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	92,140,182	90,424,764
BASIC NET INCOME PER SHARE (JPY)	12.59	17.35
DILUTED NET INCOME PER SHARE (JPY)	12.56	17.29
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	6.30	8.68
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	6.28	8.65

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Three Months Ended	Three Months Ended
	September 30, 2016	September 30, 2017
	Thousands of JPY	Thousands of JPY
NET INCOME	622,607	828,786
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	(187,641)	20,501
Unrealized holding gain (loss) on securities	329,515	567,208
Defined benefit pension plans	7,252	810
TOTAL COMPREHENSIVE INCOME	771,733	1,417,305
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(43,932)	(46,861)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	727,801	1,370,444

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended September 30, 2016 and September 30, 2017)

	Three Months Ended	Three Months Ended
	September 30, 2016	September 30, 2017
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	622,607	828,786
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,671,265	3,042,538
Provision for retirement and pension costs, less payments	61,274	64,476
Provision for allowance for doubtful accounts	3,710	21,575
Gain on sales of property and equipment	(2,279)	(635)
Loss on disposal of property and equipment	25,702	15,515
Impairment of other investments	12,725	-
Foreign exchange loss (gain), net	10,096	(5,869)
Equity in net income of equity method investees, less dividends received	(24,911)	(41,480)
Deferred income tax benefit	(17,752)	(244,864)
Other	3,840	7,080
Changes in operating assets and liabilities:
Increase in accounts receivable	(1,178,146)	(2,187,027)
Decrease in net investment in sales-type lease — noncurrent	115,363	186,802
Increase in inventories	(705,927)	(1,042,227)
Decrease in prepaid expenses	768,427	966,103
Increase in other current and noncurrent assets	(91,356)	(617,509)
Increase in accounts payable	2,597,815	1,931,313
Increase in income taxes payable	243,137	695,340
Increase (decrease) in accrued expenses	(14,077)	264,588
Decrease in deferred income—current	(241,201)	(289,109)
Increase (decrease) in deferred income—noncurrent	18,789	(35,655)
Decrease in other current and noncurrent liabilities	(688,799)	(694,845)
Net cash provided by operating activities	4,190,302	2,864,896
INVESTING ACTIVITIES:
Purchase of property and equipment	(2,273,574)	(2,583,973)
Proceeds from sales of property and equipment	805,078	1,107,995
Purchase of other investments	(249,262)	(29,833)
Investment in an equity method investee	-	(131,808)
Proceeds from sales of other investments	928	257
Payments of guarantee deposits	(12,379)	(281,474)
Refund of guarantee deposits	35,089	5,199
Payments for refundable insurance policies	(14,090)	(14,090)
Net cash used in investing activities	(1,708,210)	(1,927,727)

	Three Months Ended	Three Months Ended
	September 30, 2016	September 30, 2017
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Principal payments under capital leases	(1,188,853)	(1,429,267)
Repayments of long-term accounts payable	-	(95,137)
Other	-	(50,863)
Net cash used in financing activities	(1,188,853)	(1,575,267)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(129,908)	904

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,163,331	(637,194)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	18,504,491	20,508,225
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	19,667,822	19,871,031

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the six months ended September 30, 2017 (“1H17”) in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Six Months ended September 30, 2017
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

November 7, 2017

Company name: Internet Initiative Japan Inc.
Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774
URL: https://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO
TEL: (03) 5205-6500
Scheduled date for filing of quarterly report (Shihanki-houkokusho) to Japan’s regulatory organization: November 14, 2017
Scheduled date for dividend payment: December 8, 2017
Supplemental material on annual results: Yes
Presentation on quarterly report: Yes (for institutional investors and analysts)

(Amounts of less than JPY one million are rounded)
1. Consolidated Financial Results for the Six Months Ended September 30, 2017
(April 1, 2017 to September 30, 2017)
(1) Consolidated Results of Operations					(% shown is YoY change)
	Total revenues		Operating income		Income before income tax expense		Net income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Six months ended September 30, 2017	82,988	12.0	2,316	18.9	2,469	17.3	1,488	34.3

Six months ended September 30, 2016	74,123	13.5	1,948	(24.0)	2,105	(20.5)	1,108	(33.0)

(Note1)	Total comprehensive income attributable to IIJ
For the six months ended September 30, 2017: JPY2,611 million (up 125.9% YoY)
For the six months ended September 30, 2016: JPY1,156 million (down 22.6% YoY)
(Note2)	Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic net income attributable to IIJ per share	Diluted net income attributable to IIJ per share
	JPY	JPY
Six months ended September 30, 2017	33.02	32.91

Six months ended September 30, 2016	24.11	24.05

(2) Consolidated Financial Position
	Total assets	Total equity	Total IIJ shareholders' equity	Total IIJ shareholders' equity to total assets
	JPY millions	JPY millions	JPY millions	%
As of September 30, 2017	140,488	69,403	68,777	49.0

As of March 31, 2017	137,395	67,380	66,742	48.6

2. Dividends
	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2017	-	13.50	-	13.50	27.00

Fiscal Year Ending March 31, 2018	-	13.50
Fiscal Year Ending March 31, 2018 (forecast)			-	13.50	27.00

(Note) Change from the latest released dividend forecasts: No.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2018
(April 1, 2017 through March 31, 2018)							(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Fiscal Year Ending March 31, 2018	176,000	11.5	6,500	26.6	6,500	19.8	4,000	26.3	88.77

(Note1) Changes from the latest forecasts released: No

* Notes
(1)	Changes in significant subsidiaries for the six months ended September 30, 2017
(Changes in significant subsidiaries for the six months ended September 30, 2017 which resulted in changes in scope of consolidation): None

(2)	Changes in significant accounting and reporting policies for the consolidated financial statements
	1)	Changes due to the revision of accounting standards: Yes
In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-17 “Balance Sheet Classification of Deferred Taxes.” This ASU requires that deferred tax assets and liabilities be classified as noncurrent on the consolidated balance sheet. IIJ adopted this ASU from the first quarter beginning April 1, 2017, on a prospective basis, and did not retrospectively adjust the consolidated balance sheet as of March 31, 2017. As of March 31, 2017, the balance of current deferred tax assets and liabilities amounted to JPY1,298,469 thousand and JPY108,994 thousand, respectively.
	2)	Others: No

(3)	Number of shares outstanding (shares of common stock)
	1)	The number of shares outstanding (inclusive of treasury stock):
As of September 30, 2017: 46,713,800 shares
As of March 31, 2017: 46,711,400 shares
	2)	The number of treasury stock:
As of September 30, 2017: 1,650,909 shares
As of March 31, 2017: 1,650,909 shares
	3)	The weighted average number of shares outstanding:
For the six months ended September 30, 2017: 45,062,865 shares
For the six months ended September 30, 2016: 45,952,691 shares